NEWS RELEASE	TSX Trading Symbol: BZA

AMERICAN BONANZA CORPORATE UPDATE AND MINERAL RESOURCES
UPDATE

February 9, 2006 - American Bonanza Gold Corp. (TSX: BZA) (“Bonanza”) is pleased to announce updated resources for properties controlled by the Company. Studies have recently been completed estimating National Instrument 43-101 (“NI 43-101”) compliant resources for the 100% owned Copperstone underground gold property in Arizona and the 100% owned Taurus open pit property in British Columbia. A summary of resources at the Company’s properties as prepared by independent full service engineering firms and previous property owners, all previously disclosed, is as follows:

Table 1. MEASURED & INDICATED GOLD MINERAL RESOURCES

Property	Classification	Tonnes	Average Grade (grams/tonne Au)	Contained Ounces of Gold
Copperstone	Measured + Indicated	970,700	10.73	334,929
Fenelon	Measured + Indicated	47,927	19.61	30,217
TOTAL	Measured + Indicated			365,146

Table 2. ADDITIONAL INFERRED GOLD MINERAL RESOURCES

Property	Classification	Tonnes	Average Grade (grams/tonne Au)	Contained Ounces of Gold
Copperstone	Inferred (a)	189,604	10.87	66,000
Fenelon	Inferred	27,245	12.97	11,000
Taurus	Inferred	21,150,000	1.07	725,000
Northway	Inferred (b)	18,200,000	1.48	650,000
Gold Bar	Inferred (c)	1,475,000	3.12	148,000
TOTAL (d)	Inferred			1,600,000

Resources shown in Table 2 are in addition to the Measured and Indicated resources shown in Table 1. Notes to Table 2: All resources shown in Tables 1 and 2 for the Fenelon Property are NI 43-101 compliant resources, (a) NI 43-101 compliant resources in addition to resources shown in Table 1, (b) represents Bonanza’s 75% share of the total historic, non NI 43-101 compliant resources completed by Cyprus Canada Inc in 1994. Investors are cautioned not to rely upon these estimates. A study is underway to estimate NI 43-101 compliant resources, (c) historic, non NI 43-101 compliant resources recently shown to extend to the north and east with additional follow-up drilling planned (see Dec. 1, 2005 news release) – investors are cautioned not to rely upon these estimates, and (d) total inferred gold mineral resource shown includes the Copperstone, Fenelon, and Taurus NI 43-101 compliant resource estimates and historical estimates for the Northway and Gold Bar properties.

Resource estimation methods and parameters for the resources shown in Tables 1 and 2 have been previously disclosed. Please refer to our website at www.americanbonanza.com or to Bonanza’s filings on www.sedar.com.

At the Copperstone Property, the higher grade Measured, Indicated and Inferred Resources in Table 1 are included within a larger envelope of lower grade Measured, Indicated and Inferred Resources that was estimated by AMEC based upon a lower cutoff grade of 1.71 gram of gold per tonne as listed in Table 3. This larger resource indicates the potential that lies along strike and down dip in this strongly mineralized system and potentially will add to the overall resources size.

Table 3. COPPERSTONE MINERAL RESOURCE

Zones	Classification	Tonnes	Average Grade (grams/tonne Gold)	Contained Ounces of Gold
A, B, C and D	Measured + Indicated	2,424,100	5.61	436,896
A, B, C and D	Inferred	532,800	5.22	89,445

Brian Kirwin, Chief Executive Officer and President of Bonanza noted, “These resource estimations are the base from which Bonanza will continue to develop these exciting properties. The potential to add resources at Copperstone and Fenelon and other properties is substantial, and we are excited to realize this potential. Bonanza’s future is enhanced by the improved gold price profile we believe exists going forward. Bonanza’s geopolitical focus will continue to be on Canada and the western United States, jurisdictions where political risk is minimized. In view of recent market valuations based on resources, we believe these resource updates indicate a bright future for Bonanza going forward.”

An update of the status of Bonanza’s exploration and development programs at its properties is as follows:

•

Drilling program is underway at the Fenelon Property with three drills working to complete a 22,000 meter drilling program. This drilling is focused on the depth extension of the known gold resources, on alternate theories regarding the plunge of the mineralized zones, and on other targets identified along strike and on suspected parallel structures, with target depths between 100 and 350 meters deep. The known depth limit of the deposit prior to the current drilling was about 160 meters below surface. The objective of this drilling program is to expand substantially the high-grade gold resources which are known to exist.

•

A substantial resource drilling program has recently been completed at the Copperstone Property, and the Preliminary Assessment report resulting from that drilling program is expected to be made available soon. A new three dimensional geologic exploration model is being prepared at Copperstone, which will represent a breakthrough for exploration under the aeolian sands which cover the property. This new exploration model will guide planned drilling to further expand the resource.

•	At the Northway Property a study is underway which will provide NI 43-101 compliant resources for the property during the first half of 2006.

•	The recently completed NI 43-101 compliant report for the Taurus Property provides guidance for further development of the project planned during 2006.

•

Drilling is planned for the Mill Site deposit at the Gold Bar Property to follow up positive drill results obtained during late 2005. The Gold Bar Property is on the southern half of the Cortez Trend in Nevada. The drilling recently completed opens the Mill Site deposit to expansion to the north and east. The Gold Bar property is located 28 miles southeast of the Placer Dome’s (over) 10 million ounce Cortez Hills/ Pediment discovery and 11 miles south of the Tonkin Springs Gold Mine owned by US Gold Corp. The Gold Bar mineralization is controlled by the same large scale structure as the Cortez and Tonkin Springs gold deposits

The qualified person who is responsible for the preparation of the technical information in this press release is Gregory French, CPG #10708, a Qualified Person as defined in Canadian National Instrument 43-101. Rounding of tons as required by reporting guidelines may result in small apparent differences between tons, grade and contained ounces gold. For additional information about Bonanza please visit our website at www.americanbonanza.com .

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

This news release uses the terms. “Measured and Indicated Resources”. Bonanza advises US investors that while those terms are recognized and required by Canadian regulators, the U.S. Securities and Exchange Commission does not recognize them .U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves..

This news release also uses the term ”Inferred Resources”. Bonanza advises US investors that while this term is recognized and required by Canadian regulators, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Resources” have a great deal of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally minable.

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although Bonanza believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in the price of gold, changes in the availability of funding for mineral exploration and/or development, unanticipated changes in key management personnel and general economic conditions. Mining exploration and development is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on Bonanza and the risks and challenges of its business, investors should review Bonanza’s annual filing on Form 20-F with the U. S. Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

For further information call or write:

Giulio T. Bonifacio, (604) 699-0023
Wayne Marsden, toll free (877) 366-4464